Exhibit 99.1

Sierra Metals Announces Settlement of Outstanding Polo Y Ron Litigation Related to the Bolivar Mine in Mexico

TORONTO--(BUSINESS WIRE)--February 6, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces the settlement of the outstanding litigation with Polo y Ron pertaining to mining concessions from the Company’s Bolivar Mine, including the mining concessions where mine operations and mineral reserve estimates are located. The accord was executed in The Second District Court (“the Court”) in the state of Chihuahua, Mexico. The declaration of the termination of litigation was issued by the Court on February 6, 2020. This settlement ends all claims against and litigation against the Company and Dia Bras Mexicana S.A de C.V, a wholly owned subsidiary of Sierra Metals Inc. from Polo y Ron. The impact of the settlement amount paid on Sierra Metals’ financial condition and operating results is not significant.

Igor Gonzales commented, “This settlement is part of a corporate strategy to reduce the risk profile of Sierra Metals in a cost-effective way. As we had consistently disclosed in our financial statements, we believe that the Polo y Ron claim was without merit and Sierra Metals vigorously defended its position by applying the proper legal resources necessary.”

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777